Contact

801-310-4057 (Mobile)
laneven71@gmail.com

www.linkedin.com/in/lance-evenson-a939614 (LinkedIn)

Top Skills

Financial Reporting
Internal Controls
GAAP

Languages

English

Lance Evenson

Chief Financial Officer, SilencerCo
Pleasant Grove

Summary

Dynamic, results-driven Finance & Accounting Executive with a collaborative, hands-on management style skilled in driving operational & process improvements, integration, and optimizing P&L management & cash flow in the midst of economic, competitive, and growth challenges in both expanding and contracting business environments. Big 5 public accounting background with experience in both public and private-equity owned companies. Motivational leader skilled in strategic and financial planning, advanced analytical modeling, business valuations and exit strategies, process & control optimization, ERP system implementations, developing finance & accounting departments, international operations, financial consolidations, SEC reporting, M&A, complex revenue recognition, and China-based manufacturing & supply-chain management.

Experience

Savvos Health
Board Member, Financial Advisor & Shareholder
March 2021 - Present (1 year 1 month)

SilencerCo
Chief Financial Officer
February 2019 - Present (3 years 2 months)
Greater Salt Lake City Area

www.silencerco.com

Lightning MD
Board Member, Financial Advisor & Shareholder
February 2018 - Present (4 years 2 months)
Palm Desert, California

www.lightningmd.com
Lightning MD is a privately-held, revolutionary cloud-based Automated
Electronic Billing and Practice Management software platform poised to disrupt
the archaic status-quo of existing medical billing platforms that for years have

delivered a bulky, expensive, and complicated one-size-fits-all approach. The web and mobile based Lightning MD platform will forever change how and where doctors conduct business and deliver service to their patients by dramatically simplifying the billing process for their office staff and medical billing companies. The highly-intuitive and flexible software was developed by people from the medical industry for people in the medical industry to have a world-class user experience that can easily be tailored to each specialty without the use of templates, reduces or eliminates common and uncommon billing errors, and results in doctors being paid lightning fast.

www.lightningmd.com

Amplēo
CFO Consultant
December 2018 - Present (3 years 4 months)
Lehi, UT

www.ampleo.com

Subcontractor Professional
Co-Founder, Lead Operator & Board Member
September 2019 - January 2022 (2 years 5 months)
Lehi, Utah

Cricut
9 years 8 months

CFO
February 2016 - April 2018 (2 years 3 months)
South Jordan, UT

Strategic business partner and advisor to senior executive leadership team and Board of Directors. Official company representative to banks, financial partners, institutions, investors, public auditors and officials, regulators, and external advisors. Was responsible to assess and evaluate financial performance of the company against long-term operational goals, budgets and forecasts, provided insight, analysis and recommendations to both short-term and long-term growth plan of organization, and participated in pivotal decisions as they related to strategic initiatives and operational models.

Oversaw all accounting, treasury, and financial planning & analysis duties, financial assessment and strategy, remained current on domestic & international finance & audit best practices as well as state, federal, local, international laws, regulatory compliance, reviewed and ensured application of appropriate internal controls and financial procedures.

VP Finance/Controller
September 2008 - January 2016 (7 years 5 months)
South Jordan, Utah

Recruited by CFO of consumer product contract manufacturer, sales & marketing organization with $250+ million in annual revenue in strong growth mode, IPO tracked (until early 2011), and owned by various private equity groups including Perot Investments, Guggenheim, Sorenson Capital, Oaktree Capital, and BofA Capital Partners. The Company sells wholesale to various national retailers including Wal-Mart, Michael's, Joann's, Hobby Lobby, HSN, Bed Bath & Beyond, numerous other retail stores, online retailers, and direct-to-consumer though infomercials and various online web sites.

Responsible for all aspects of financial reporting, budgeting & forecasting, planning & analysis, accounting, A/P, A/R, tax compliance, treasury & working capital management, auditor management, internal control, ad hoc reporting, and other finance related initiatives.

England Logistics
VP Finance, Admin & Business Development (CFO)
August 2014 - May 2015 (10 months)

Recruited by and reported to President (CEO) of privately-held, full-scale transportation brokerage, supply chain management, and factoring company to head, oversee and manage the accounting, finance, analytics, payroll, IT, legal, risk management, administrative, and business development functions of the organization.

The company is comprised of 6 primary divisions: Full-Truckload (FTL), Dry Less-Than-Truckload (LTL), Cold Chain LTL, Special Agents (contract brokers), Supply Chain Management, and Factoring, with revenues in the multiple hundreds of millions, experiencing 30-40% annual organic growth. Formal member of the Board of Directors, and Executive Committee.

Ally Financial Inc. (GMAC Bank)
Controller
April 2007 - September 2008 (1 year 6 months)
Midvale, Utah

Recruited by and reported to the CFO. Responsible for all accounting, FP&A, SOX & FDICIA compliance, SEC and regulatory reporting functions for a Utahbased industrial bank with $28.4 billion in automotive, residential mortgage and commercial real estate assets, and $1.5 billion in annual revenue. Company was jointly owned by General Motors and Cerberus Capital Management.

TD Ameritrade (Investools Inc, thinkorswim.com)
2 years 2 months

Revenue Manager
October 2005 - March 2007 (1 year 6 months)
Draper, Utah

Recruited by and reported to Corporate Controller. Ensured revenue recognition was in compliance with applicable GAAP for publicly-traded investment education and brokerage firm.

SEC Reporting & SOX Compliance Manager
February 2005 - January 2006 (1 year)
Draper, Utah

Directed and managed all SEC reporting and Sarbanes-Oxley (SOX) compliance efforts, and was a key participant in the M&A of online brokerage thinkorswim.com.

Cadence Design Systems Inc.
Principal International Accountant
July 2002 - February 2005 (2 years 8 months)
Sandy, Utah

Managed the world-wide accounting close, inter-company reconciliations for 40+ foreign subsidiaries, currency translations, FX exposure analysis, transfer pricing adjustments, SOX process documentation & testing, and financial statement consolidation for a publicly-traded, Fortune 500 EDI software corporation.

Arthur Andersen & Co.
Staff Auditor
December 1999 - March 2002 (2 years 4 months)
Boise, Idaho

Assisted with planning & execution of financial statement and benefit plan audits for publicly-traded and privately-held companies across various industries including catalog retail, forest products, manufacturing & distribution, agri-business, and public utilities.

Albertsons
Accounting Intern

December 1998 - December 1999 (1 year 1 month)

Boise, Idaho

Accounting intern at corporate office of a Fortune 500, publically traded grocery retailer with 1,000+ stores. Areas of focus were corporate accounting, internal audit, and property accounting.

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Education

University of Utah - David Eccles School of Business
MBA, Finance, General · (2004 - 2006)

Boise State University
BBA, Accounting · (1995 - 1999)